SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated September 2, 2013

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒  Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐  No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐  No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐  No: ☒

Press Release

Espoo, Finland — August 7, 2013

NSN’s new name spells business as usual for mobile broadband powerhouse

•                  Telecoms networks specialist reaffirms focus on mobile broadband

•                  NSN sees rebranding as next chapter in transformation story

•                  Ownership change brings further stability, clarity and confidence in the future

Nokia Siemens Networks, the world’s mobile broadband specialist, today becomes Nokia Solutions and Networks and is now known as NSN. The new name reflects NSN’s change of ownership following Nokia’s acquisition of Siemens’ entire 50 percent stake, which was announced on July 1, 2013, and completed today. Nokia Solutions and Networks is wholly owned by Nokia and will continue to be consolidated by Nokia. As announced by Nokia, Rajeev Suri will continue as CEO and the NSN Executive Board will remain unchanged as a result of the transaction. Unveiling the new name, NSN renewed its commitment to driving leadership in the mobile broadband sector and to operating as a more independent entity.

“While our name and brand have changed, I would like to emphasize that our overall strategy and our focus on mobile broadband remain the same,” said Rajeev Suri, CEO of NSN. “Our customers will not notice any difference in our unstinting commitment to delivering superior technology and services across the world. Today’s announcement is, however, an exciting new chapter in our transformation story.”

When announcing the transaction, Nokia stated its intention to “continue to strengthen the company as a more independent entity”. NSN, therefore, sees continuity and stability as major goals in the change of ownership, and is committed to pressing on with its strategy.

NSN’s strong profitability, shown in Nokia’s Q2 results published on July 18, 2013, is testament to the success of that strategy and the increased efficiency of the company. As already reported by Nokia, NSN has delivered four consecutive quarters of strong profitability, positioning the company well for strong long-term leadership in the industry. The turnaround strategy, announced in November 2011, is therefore delivering solid results

NSN’s goal remains to develop profitable businesses with customers worldwide, deploying the ever-growing possibilities of universal connectivity and content.

To share your thoughts on the topic, join the discussion with @NSNtweets on Twitter using #NSNnews.

NSN

Media Relations

PO Box 1

About NSN

Nokia Solutions and Networks is the world’s specialist in mobile broadband. From the first ever call on GSM, to the first call on LTE, we operate at the forefront of each generation of mobile technology. Our global experts invent the new capabilities our customers need in their networks. We provide the world’s most efficient mobile networks, the intelligence to maximize the value of those networks, and the services to make it all work seamlessly.

With headquarters in Espoo, Finland, we operate in over 120 countries and had net sales of approximately 13.4 billion euros in 2012. NSN is wholly owned by Nokia Corporation.

www.nsn.com

Media Enquiries

NSN

Media Relations

Phone: +358 7140 02869

E-mail: mediarelations@nsn.com

Press Release

Espoo, Finland — August 8, 2013

NSN* Q2 2013 Press Release

Q2 2013 Net Sales of EUR 2.8 billion and Operating Margin Before Specific Items** of 12.2%

•      Second quarter 2013 net sales of EUR 2 758 million declined 14.7% year-on-year, but increased 1.5% sequentially. Excluding businesses divested and the exiting of certain customer contracts and countries, net sales were down approximately 11% year-on-year on a constant currency basis, but were up approximately 4% sequentially on a constant currency basis.

•      Gross margin before specific items** was 38.4% in the second quarter 2013, an improvement of 12.2 percentage points from the second quarter 2012 and an increase of 4.6 percentage points from the first quarter 2013. The year-on-year improvement was primarily due to higher gross margin in both Mobile Broadband and Global Services and non-recurring IPR income of EUR 17 million, as well as a slightly higher proportion of Mobile Broadband within the total sales mix. On a sequential basis, the increase in NSN gross margin before specific items** in the second quarter 2013 was due to significantly higher gross margin in Global Services as well as non-recurring IPR income of EUR 17 million, partially offset by lower gross margin in Mobile Broadband.

•      Operating expenses before specific items** in the second quarter 2013 were EUR 722 million, down from EUR 820 million in the second quarter 2012 and approximately flat compared to EUR 717 million in the first quarter 2013. On a year-on-year basis, operating expenses before specific items** were lower primarily due to reduced investments in business activities that are not consistent with the focused strategy and structural cost savings from NSN’s transformation and restructuring program, partially offset by higher investments in areas that are consistent with our focused strategy, most notably LTE.

•      In the second quarter 2013, NSN delivered operating margin before specific items** of 12.2%, driven by strong execution of NSN’s focused strategy. Operating margin before specific items** was 0.9% in the second quarter 2012 and 7.4% in the first quarter 2013.

•      As a result of the increased savings in the first half of 2013, and an accelerated pace of execution, we have, as already announced recently, increased the target for a reduction in annualized operating expenses and production overheads, excluding specific items, to more than EUR 1.5 billion by the end of 2013, compared to the end of 2011.

•      Free cash flow was EUR 5 million in the second quarter 2013, compared to EUR 121 million in the second quarter 2012 and EUR 239 million in the first quarter 2013. In the second quarter 2013, NSN’s free cash flow was affected negatively by net working capital-related outflows of EUR 239 million which included approximately EUR 190 million of restructuring-related outflows.

NSN

Media Relations

PO Box 1

FI-02022 Nokia Solutions and Networks

©2013 Nokia Solutions and Networks. All rights reserved.

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•      On July 1, 2013, Nokia Corporation and Siemens AG announced that they have entered into a definitive agreement pursuant to which Nokia acquires Siemens’ entire 50% stake in NSN. As announced on August 7, 2013, the transaction has been completed. In accordance with this transaction, the Siemens name is being phased out from Nokia Siemens Networks’ company name and branding. The new name and brand is Nokia Solutions and Networks, referred to as NSN, which will be used also for financial reporting purposes. Nokia Solutions and Networks is wholly owned by Nokia and will continue to be consolidated by Nokia.

*Nokia Siemens Networks was renamed as Nokia Solutions and Networks, also referred to as NSN, and the terms “Nokia Solutions and Networks”, “NSN” and “Nokia Siemens Networks” can be used interchangeably in this release.

**The before specific items financial measures exclude specific items for all periods: restructuring charges, country/contract exit charges, purchase price accounting related charges and other one-time charges. For an analysis of specific items, refer to page 19 of the NSN Q2 2013 Interim Report.

Rajeev Suri, Chief Executive Officer of NSN:

“Our fourth consecutive quarter of strong profitability is testament to excellent performance in both our Mobile Broadband and Global Services segments. As a result of our focused strategy and strong financial position, we believe NSN is very well positioned to build on its leadership position in LTE as our customers build the next generation of mobile broadband networks.”

For the full content of NSN’s Interim Report for Q2 2013 and January — June 2013, please visit: http://www.nsn.com/about-us/company/financial/financial-results.

Operating and Financial Review

Key financials

The figures presented in this press release and the NSN Q2 2013 Interim Report may differ from those reported earlier by Nokia Corporation (‘Nokia’) due to the treatment of discontinued operations and certain accounting presentation differences, including segment reporting. For standalone financial reporting purposes, we currently have two reportable segments: Mobile Broadband and Global Services. Accordingly, we provide detailed disclosure of certain financial information for these reportable segments. For Nokia financial reporting purposes, we represent one reportable segment.

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The following table sets forth a summary of our results for the quarters indicated, as well as the year-on-year and sequential growth rates.

From continuing operations
Unaudited EURm, except percentage data	Q2/2013	Q2/2012	YoY change		Q1/2013	QoQ change
Net sales	2 758	3 233	(14.7)%		2 717	1.5%
Gross profit	956	780	22.6%		899	6.3%
Gross profit before specific items	1 059	848	24.9%		919	15.2%
Gross margin before specific items	38.4%	26.2%	12.2	pp	33.8%	4.6	pp
Operating expenses	(820)	(1 005)	(18.4)%		(889)	(7.8)%
Operating expenses before specific items	(722)	(820)	(12.0)%		(717)	0.7%
Operating profit/(loss) (EBIT)	136	(225)	160.4%		10	1 260.0%
EBIT before specific items	337	28	1 103.6%		202	66.8%
EBIT before specific items margin	12.2%	0.9%	11.3	pp	7.4%	4.8	pp
Profit/(loss)for the period	15	(260)	105.8%		(136)	111.0%
Depreciation and amortization (excluding PPA)	55	68	(19.1)%		58	(5.2)%
EBITDA before specific items(1)	392	96	308.3%		260	50.8%
EBITDA before specific items margin(1)	14.2%	3.0%	11.2	pp	9.6%	4.6	pp

(1) References to EBITDA are to profit/loss for the period from continuing operations, before income tax expense, financial income and expenses, depreciation, amortization and share of results of associates. Accordingly, EBITDA can be extracted from the Consolidated Financial Statements by taking loss for the period and adding back income tax expense, financial income and expenses, depreciation, amortization and share of results of associates.

We are not presenting EBITDA or EBITDA-based measures as measures of our results of operations. EBITDA and EBITDA-based measures have important limitations as an analytical tool, and they should not be considered in isolation or as substitutes for analysis of our results of operations.

Percentage point changes are denoted by ‘pp’ in the above table.

Net sales

The year-on-year decrease of 14.7% in our net sales in the second quarter 2013 was partially due to divestments of businesses not consistent with our strategic focus, as well as the exiting of certain customer contracts and countries. Excluding these two factors, our net sales in the second quarter 2013 declined by approximately 11% due to reduced wireless infrastructure deployment activity, which affected both Mobile Broadband and Global Services. The year-on-year decrease in Mobile Broadband was primarily due to lower GSM and Voice and IP transformation net sales partially offset by higher LTE net sales. The year-on-year decrease in Global Services was primarily due to a reduction in network implementation activity, as some major network deployment projects near completion. On a regional basis, we had lower cyclical sales in Japan following high levels of spending a year ago, and lower year-on-year sales in Europe related to network modernization and constrained operator spending. In China, the year-on-year decline was due to constrained operator spending in anticipation of a technology shift to TD-LTE.

The sequential decrease in our net sales in the second quarter 2013 was due to divestments of businesses not consistent with our strategic focus as well as the exiting of certain

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customer contracts and countries. Excluding these two factors, our net sales in the second quarter 2013 increased by approximately 4%, with higher sales in both Global Services and Mobile Broadband. The sequential increase in Global Services net sales was primarily due to higher sales in customer care services and professional services, partially offset by lower network implementation activity. The sequential increase in Mobile Broadband net sales was primarily due to higher WCDMA and GSM sales, partially offset by declines in LTE and CDMA sales. On a regional basis, our net sales benefited from stronger seasonal sales in Latin America, Europe and China. In Japan and North America, net sales declined sequentially due to the cyclical nature of carrier spending.

In the second quarter 2013, our net sales benefited from non-recurring IPR income of EUR 17 million. At constant currency*, our net sales would have decreased approximately 15% year-on-year and increased approximately 1% sequentially.

*Excluding the impact of changes in exchange rates in comparison to the Euro, our reporting currency.

Gross margin

On a year-on-year basis, the increase in our gross margin before specific items in the second quarter 2013 was primarily due to higher gross margin in both Mobile Broadband and Global Services and non-recurring IPR income of EUR 17 million, as well as a slightly higher proportion of Mobile Broadband within the total sales mix.

On a sequential basis, the increase in our gross margin before specific items in the second quarter 2013 was due to significantly higher gross margin in Global Services as well as non-recurring IPR income of EUR 17 million, partially offset by lower gross margin in Mobile Broadband. The higher gross margin in Global Services was primarily driven by a strong performance in customer care services and professional services, supported by strong execution relative to our restructuring program. In addition, the gross margin in Global Services benefited from a greater sequential revenue recognition triggered by certain project acceptances. We do not expect a similar benefit in the third quarter 2013.

Operating expenses

Our research and development expenses before specific items decreased 6.2% year-on-year in the second quarter 2013. On a year-on-year basis, research and development expenses before specific items were lower primarily due to reduced investments in business activities that are not consistent with our focused strategy as well as increased research and development efficiency, partially offset by higher investments in areas that are consistent with our focused strategy most notably LTE. On a sequential basis, research and development expenses before specific items increased slightly by 1.1% in the second quarter 2013.

On a year-on-year basis, our sales and marketing expenses before specific items decreased 16.4% in the second quarter 2013 primarily due to structural cost savings from our transformation and restructuring program. On a sequential basis, our sales and marketing expenses before specific items increased 3.3% in the second quarter 2013.

Our general and administrative expenses before specific items increased 22.2% year-on-year and 15.2% sequentially in the second quarter 2013. Both on a year-on-year and

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sequential basis, general and administrative expenses before specific items were higher primarily due to costs associated with certain finance and information technology-related projects and divestments.

Our other income and expenses before specific items for the second quarter 2013 was income of EUR 29 million, compared to expense of EUR 25 million in the second quarter 2012, and income of EUR 7 million in the first quarter 2013. On a year-on-year basis, the change in other income and expenses before specific items was primarily due to a reduction in doubtful account allowances, a gain on the sale of real estate and a net positive impact related to foreign currency fluctuation. On a sequential basis, the change was primarily due to a reduction in doubtful account allowances and a gain on sale of real estate, partially offset by a net negative impact related to foreign currency fluctuations.

Operating margin

In the second quarter 2013, operating margin before specific items for Global Services was higher than operating margin before specific items for Mobile Broadband.

The year-on-year increase in our operating margin before specific items in the second quarter 2013 was primarily due to higher gross margin, partially offset by higher operating expenses as a percentage of net sales. On a year-on-year basis, operating margin before specific items increased for both Global Services and Mobile Broadband. The sequential increase in our operating margin before specific items in the second quarter 2013 was primarily due to higher gross margin. On a sequential basis, operating margin before specific items increased for Global Services.

Financial income and expenses

In the second quarter 2013, we incurred a net expense in financial income and expenses of EUR 35 million compared to a net expense of EUR 26 million in the second quarter 2012 and a net expense of EUR 75 million in the first quarter 2013. Our financial income and expenses consisted of financial expenses of EUR 27 million (EUR 30 million in the second quarter 2012 and EUR 29 million in the first quarter 2013), primarily relating to interest expense on interest-bearing liabilities, and financial income of EUR 5 million (EUR 3 million in the second quarter 2012 and EUR 3 million in the first quarter 2013). Our other financial results consist primarily of net foreign exchange losses of EUR 13 million (a gain of EUR 1 million in the second quarter 2012 and losses of EUR 49 million in the first quarter 2013). The decrease in net foreign exchange losses compared to the first quarter 2013 is mainly due to a lower negative impact from unhedgeable currency risk and movements in foreign exchange rates. The net foreign exchange gain during the second quarter 2012 was mainly due to a positive impact from unhedgeable currency risk, partly offset by hedging costs.

Income tax expense

In the second quarter 2013, we incurred income tax expense of EUR 85 million compared to EUR 9 million in the second quarter 2012. The income tax expense in the second quarter 2012 was lower due to the profit mix across the various jurisdictions where we pay income tax. In the first quarter 2013, we incurred an income tax expense of EUR 73 million.

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Segment information

The following tables set forth our net sales and operating profit/loss before specific items by segment for the quarters presented:

Net sales from continuing operations
Unaudited EURm, except percentage data	Q2/2013	Q2/2012	YoY change	Q1/2013	QoQ change
Mobile Broadband	1 281	1 425	(10.1)%	1 244	3.0%
Global Services	1 459	1 710	(14.7)%	1 423	2.5%
All Other Segments	1	98	(99.0)%	50	(98.0)%
Total segments	2 741	3 233	(15.2)%	2 717	0.9%
Other	17	—	100.0%	—	100.0%
Total	2 758	3 233	(14.7)%	2 717	1.5%

Operating profit/(loss) from continuing operations
Unaudited EURm, except percentage data	Q2/2013	Q2/2012	YoY change	Q1/2013	QoQ change
Mobile Broadband	112	(44)	354.5%	129	(13.2)%
Global Services	215	84	156.0%	80	168.8%
All Other Segments	(6)	(12)	50.0%	(7)	14.3%
Total segments	321	28	1 046.4%	202	58.9%
Other	16	—	100.0%	—	100.0%
Total	337	28	1 103.6%	202	66.8%

Operating profit/(loss)% from continuing operations
Unaudited EURm, except percentage data	Q2/2013	Q2/2012	YoY change		Q1/2013	QoQ change
Mobile Broadband	8.7%	(3.1)%	11.8	pp	10.4%	(1.7	)pp
Global Services	14.7%	4.9%	9.8	pp	5.6%	9.1	pp
All Other Segments	(600.0)%	(12.2)%	(587.8	)pp	(14.0)%	(586.0	)pp
Total segments	12.2%	0.9%	11.3	pp	7.4%	4.8	pp

Percentage point changes are denoted by ‘pp’ in the above table.

In the second quarter 2013, Global Services represented 53% of our net sales, compared to 53% in the second quarter 2012 and 52% in the first quarter 2013. In the second quarter 2013, Mobile Broadband represented 46% of our net sales, compared to 44% in the second quarter 2012 and 46% in the first quarter 2013. For a discussion of the changes in net sales refer to the above section ‘Net sales’ within ‘Key financials’.

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Regional sales

The following table sets forth our net sales by geographic area by location of customer for the quarters presented:

Net sales from continuing operations*
Unaudited EURm	Q2/2013	Q2/2012	YoY change	Q1/2013	QoQ change
Asia, Middle East and Africa	1 292	1 627	(20.6)%	1 309	(1.3)%
Europe and Latin America	1 123	1 325	(15.2)%	1 007	11.5%
North America	343	281	22.1%	401	(14.5)%
Total	2 758	3 233	(14.7)%	2 717	1.5%

* Note that as of Q1 2013, our Customer Operations team is organized into the three geographical markets demonstrated in the table: Asia, Middle East and Africa markets covering Greater China, Asia-Pacific, India, Japan, the Middle East and Africa regions; Europe and Latin America markets covering East Europe, West Europe, South East Europe and Latin America; and North America markets covering both the United States and Canada.

On a geographical basis, the year-on-year decline in net sales was primarily due to Asia, Middle East and Africa and Europe and Latin America. In Asia, Middle East and Africa, the year-on-year net sales decline was due to lower sales in Japan and Greater China. In Japan, net sales declined year-on-year following high wireless infrastructure deployment activity in the second quarter 2012. In Greater China, the year-on-year decrease in net sales was due to constrained operator spending in anticipation of a technology shift to TD-LTE. In Europe and Latin America, the year-on-year net sales decline was related to network modernization and constrained operator spending in Europe.

On a geographical basis, the sequential increase in Europe and Latin America was primarily due to stronger seasonal sales. This was partially offset by a sequential decrease in North America due to lower sales following high wireless infrastructure deployment activity in the previous quarter.

For details of net sales by geographic area for the regions included in the above markets, refer to Note 4 of the NSN Q2 2013 Interim Report, Segment information.

Transformation and restructuring program

Restructuring related charges and cash outflows

The following table sets forth a summary of our cost reduction activities and planned operational adjustments.

EURm	Q2/2013 (approximate)	Cumulative up to Q2/2013 (approximate)	Q3/2013 (approximate estimate)	2013 (approximate estimate)	2014 (approximate estimate)	Total (approximate estimate)
Restructuring- related charges	308	1 700	Not provided			1 800
Restructuring- related cash outflows	190	1 000	200	700	200	1 600

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The reduction in operating expenses and production overheads in the second quarter 2013 contributed to the improvement in overall profitability in the quarter and is expected to contribute further cost savings in the second half of 2013. As a result of the increased savings in the first half of 2013, and an accelerated pace of execution, we have, as already announced recently, increased the target for a reduction in annualized operating expenses and production overheads, excluding specific items, to more than EUR 1.5 billion by the end of 2013, compared to the end of 2011. The reduction in operating expenses is expected from across the restructuring and transformation program. Overall savings are expected to come largely from the previously announced organizational streamlining, we have also targeted areas such as real estate, information technology, product and service procurement costs, overall general and administrative expenses and a significant reduction of suppliers in order to further lower costs and improve quality.

Non-cash charges and timing differences account for the differences between the above charges and the corresponding cash outflows. Changes in estimates of timing or amounts of costs to be incurred and associated cash flows may become necessary as the transformation and restructuring program is implemented.

At the end of the second quarter 2013, we had approximately 50 500 employees, a reduction of approximately 12 900 compared to the end of the second quarter 2012, and approximately 6 200 compared to the end of the first quarter 2013.

Q2 2013 Operating Highlights

•      Mobile broadband deal momentum continued and during the quarter we were selected by TIM Brasil to build its 4G LTE network ahead of the 2014 football World Cup; chosen by AIS to roll out 3G services in Thailand to meet growing demand; modernized the 3G network for M1 in Singapore; launched 4G mobile broadband services for Ooredoo in Qatar; and enabled a 4G network for Claro Chile, a wholly-owned subsidiary of the América Móvil group. We also completed the fourth set of interoperability testing of GSM-Railway (GSM-R) infrastructure with another European supplier against requirements specified by the European Union (EU).

•      We continue to invest to stay at the forefront of mobile broadband, and in May launched new software applications for the Liquid Radio WCDMA Software Suite to help mobile broadband operators manage the smartphone boom and substantially reduce the network signaling overload. We enhanced our Smart Wi-Fi solution to provide the industry’s most comprehensive traffic steering capabilities between cellular and Wi-Fi networks. We are also launching a new 3G Femtocell Access Point for seamless connectivity in residential areas to enable seamless connectivity and positive customer experience across all networks.

•      ABI Research has ranked us number one in its macro base station vendor competitive assessment, with high scores in implementation and innovation, and a best-in-class rank for essential IP, advanced features, multi-protocol support and LTE RAN contracts criteria.

•      We continue to push the limits of 4G technology with a series of unmatched speed records. In June, we achieved a record-breaking 56 Mbps peak upload throughput in a TD-LTE network using its commercial 4G base station with multiple antenna

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technology and a single 20 MHz carrier. A1 Telekom Austria conducted a successful demonstration of LTE-Advanced carrier aggregation using our current base station hardware, showcasing download speeds of far more than twice the current 4G LTE peak rates.

•      With our Technology Vision 2020, we are implementing a hands-on innovation approach to enable mobile broadband networks to profitably deliver 1 gigabyte of personalized data per user per day by 2020. In June 2013, it was announced that we are putting our Technology Vision 2020 into practice, with a big data telco platform prototype analyzing 1 million live messages a second, bridging the best of IT and telco technologies.

•      We were also recognized for our progress in innovation. In May, we won two Emerging Technologies Awards at CTIA 2013, for our Fuel Cell solution and Liquid Applications, further strengthening our commitment to helping operators reduce their carbon footprints and to transforming the base station into an intelligent part of an operator’s network, enabling it to serve and deliver local content. We are a three-time winner with our operator customers at the prestigious Global Telecoms Business Innovation Awards. The three awards, in the ‘Wireless network infrastructure innovation’ category, recognized joint projects with SK Telecom (Liquid Applications), touch Telecom (centralized Network and Operations Center) and Zain Kuwait (Customer Experience Index) that demonstrated innovation to better serve the industry’s end customers.

•      In May, we opened a Global Delivery Center (GDC) hub in China. The new facility will provide tools, processes and skilled resources to remotely manage mobile broadband networks for operators in China and around the world.

•      We have extended our Customer Experience Management (CEM) portfolio to enable operators to pinpoint their best customers by service and location. The operator, touch, selected us to help improve our customer experience management in Lebanon using our unique operations support systems (OSS) portfolio and related integration services to transform its service operations cost-efficiently and pave the way for the operator to achieve service assurance. Zain Kuwait has deployed our CEM, to introduce a superior service experience for its mobile broadband customers.

Risks and forward-looking statements

It should be noted that Nokia Solutions and Networks (renamed from Nokia Siemens Networks) and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the timing and expected benefits of our strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; B) the timing of the deliveries of our products and services; C) our ability to innovate, develop, execute and commercialize new technologies, products and services; D) expectations regarding market developments and structural changes; E) expectations and targets regarding our industry growth, market share, prices, net sales and margins of our products and services; F) expectations and targets regarding our operational priorities and results of operations; G) expectations and targets regarding collaboration and partnering arrangements; H) the outcome of pending and threatened litigation, regulatory proceedings or investigations by authorities; I) expectations regarding

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the successful completion of restructurings, investments, divestments and acquisitions on a timely basis and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, as well as any expected plans and benefits related to or caused by such transactions; and J) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences, include, but are not limited to: 1) our success in the mobile broadband infrastructure and related services market and our ability to effectively and profitably adapt our business and operations in a timely manner to the increasingly diverse needs of our customers; 2) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 3) our ability to execute effectively and in a timely manner our plan designed to improve our financial performance and market position, increase profitability and to effectively and timely execute related restructuring measures; 4) changes in the level of support we receive from our shareholder; 5) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 6) our ability to timely introduce new competitive products, services, upgrades and technologies; 7) our dependence on a limited number of customers and large, multi-year contracts; 8) our ability to consummate divestments and acquisitions, including obtaining required regulatory approvals, and our ability to successfully carve out divested businesses and to integrate acquired businesses; 9) environmental, health and safety laws and the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 10) local business risks in the countries in which we operate; 11) our liquidity and our ability to meet our working capital requirements and our access to available credit under our credit facilities and other credit lines as well as cash; 12) the success and performance of our suppliers, collaboration partners and customers, including the ability to achieve timely delivery of sufficient quantities of components, sub-assemblies and software; 13) the failure of any of our partners and collaborators to perform as planned or our ability to achieve the necessary collaboration and partnering needed to succeed; 14) failure to efficiently manage our manufacturing, service creation and to ensure that our products and services meet our and our customers’ requirements; 15) rapid changes to existing regulations or technical standards applicable to our products and services; 16) actual or alleged defects or other quality, safety or security issues in our products or services; 17) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 18) complex tax issues as a result of our operations in a number of countries and related additional tax obligations; 19) alleged or actual loss, improper disclosure or leak of any personal or consumer data made available to us or our subcontractors; 20) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the U.S. dollar, as well as certain other currencies; 21) our ability to protect our products, services and technologies, which we develop or that we license from others, from claims that we have infringed third parties’ intellectual property rights; 22) our ability to obtain or continue unrestricted use on commercially acceptable terms of certain technologies in our products and services; 23) our ability to protect our numerous patented, standardized or proprietary technologies from third-

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party infringement or actions to invalidate the intellectual property rights of these technologies; 24) any disruption to information technology systems and networks upon which our operations rely; 25) our ability to retain, motivate, develop and recruit appropriately skilled employees; 26) organized strikes or work stoppages by unionized employees; 27) the unfavorable outcome of litigations; 28) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 29) a potential requirement for further contributions to pension plans; 30) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to us; 31) any impairment of our customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to us; 32) the risk factors specified on pages 12-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2012; and 33) the risk factors specified on pages 50-51 of NSN’s 2012 Annual Report. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Neither Nokia nor NSN undertakes any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

- Ends -

About NSN

Nokia Solutions and Networks is the world’s specialist in mobile broadband. From the first ever call on GSM, to the first call on LTE, we operate at the forefront of each generation of mobile technology. Our global experts invent the new capabilities our customers need in their networks. We provide the world’s most efficient mobile networks, the intelligence to maximize the value of those networks, and the services to make it all work seamlessly.

With headquarters in Espoo, Finland, we operate in over 120 countries and had net sales of approximately 13.4 billion euros in 2012. NSN is wholly owned by Nokia Corporation.

www.nsn.com

Contacts:

Investor Relations — Nokia
Investor Relations Europe, tel. +358 7180 34927
Investor Relations US, tel. +1 914 282 0145
E-mail: investor.relations@nokia.com

Media Relations - NSN

Phone: +358 7140 02869

E-mail: mediarelations@nsn.com

11

INTERIM REPORT

Espoo August 8, 2013.

NSN* Interim Report for Q2 2013 and January-June 2013

Q2 2013 Net Sales of EUR 2.8 billion and Operating Margin Before Specific Items** of 12.2%

Q2 2013 Financial Highlights:

•                  Second quarter 2013 net sales of EUR 2 758 million declined 14.7% year-on-year, but increased 1.5% sequentially. Excluding businesses divested and the exiting of certain customer contracts and countries, net sales were down approximately 11% year-on-year on a constant currency basis, but were up approximately 4% sequentially on a constant currency basis.

•                  Gross margin before specific items** was 38.4% in the second quarter 2013, an improvement of 12.2 percentage points from the second quarter 2012 and an increase of 4.6 percentage points from the first quarter 2013. The year-on-year improvement was primarily due to higher gross margin in both Mobile Broadband and Global Services and non-recurring IPR income of EUR 17 million, as well as a slightly higher proportion of Mobile Broadband within the total sales mix. On a sequential basis, the increase in NSN gross margin before specific items** in the second quarter 2013 was due to significantly higher gross margin in Global Services as well as non-recurring IPR income of EUR 17 million, partially offset by lower gross margin in Mobile Broadband.

•                  Operating expenses before specific items** in the second quarter 2013 were EUR 722 million, down from EUR 820 million in the second quarter 2012 and approximately flat compared to EUR 717 million in the first quarter 2013. On a year-on-year basis, operating expenses before specific items** were lower primarily due to reduced investments in business activities that are not consistent with the focused strategy and structural cost savings from NSN’s transformation and restructuring program, partially offset by higher investments in areas that are consistent with our focused strategy, most notably LTE.

•                  In the second quarter 2013, NSN delivered operating margin before specific items** of 12.2%, driven by strong execution of NSN’s focused strategy. Operating margin before specific items** was 0.9% in the second quarter 2012 and 7.4% in the first quarter 2013.

•                  As a result of the increased savings in the first half of 2013, and an accelerated pace of execution, we have, as already announced recently, increased the target for a reduction in annualized operating expenses and production overheads, excluding specific items, to more than EUR 1.5 billion by the end of 2013, compared to the end of 2011.

•                  Free cash flow was EUR 5 million in the second quarter 2013, compared to EUR 121 million in the second quarter 2012 and EUR 239 million in the first quarter 2013. In the second quarter 2013, NSN’s free cash flow was affected negatively by net working capital-related outflows of EUR 239 million which included approximately EUR 190 million of restructuring-related outflows.

•                  On July 1, 2013, Nokia Corporation and Siemens AG announced that they have entered into a definitive agreement pursuant to which Nokia acquires Siemens’ entire 50% stake in NSN. As announced on August 7, 2013, the transaction has been completed. In accordance with this transaction, the Siemens name is being phased out from Nokia Siemens Networks’ company name and branding. The new name and brand is Nokia Solutions and Networks, also referred to as NSN, which will be used also for financial reporting purposes. Nokia Solutions and Networks is wholly owned by Nokia and will continue to be consolidated by Nokia.

Rajeev Suri, Chief Executive Officer of NSN:

“Our fourth consecutive quarter of strong profitability is testament to excellent performance in both our Mobile Broadband and Global Services segments. As a result of our focused strategy and strong financial position, we believe NSN is very well positioned to build on its leadership position in LTE as our customers build the next generation of mobile broadband networks.”

*  Nokia Siemens Networks was renamed as Nokia Solutions and Networks, also referred to as NSN, and the terms “Nokia Solutions and Networks”, “NSN” and “Nokia Siemens Networks” can be used interchangeably in this release.

** The before specific items financial measures exclude specific items for all periods: restructuring charges, country/contract exit charges, purchase price accounting related charges and other one-time charges. For an analysis of specific items, refer to page 19 of this report.

Nokia Solutions and Networks

Operating and Financial Review

Financial results

The figures presented in this Interim Report may differ from those reported earlier by Nokia Corporation (‘Nokia’) due to the treatment of discontinued operations and certain accounting presentation differences, including segment reporting. For standalone financial reporting purposes, we currently have two reportable segments: Mobile Broadband and Global Services. Accordingly, we provide detailed disclosure of certain financial information for these reportable segments. For Nokia financial reporting purposes, we represent one reportable segment.

The following table sets forth our consolidated income statement for the second quarter 2013, the second quarter 2012 and the first quarter 2013.

	Q2/2013			Q2/2012			Q1/2013
Unaudited	Before specific items	Specific items	Total	Before specific items	Specific items	Total	Before specific items	Specific items	Total
	EURm	EURm	EURm	EURm	EURm	EURm	EURm	EURm	EURm
Net sales	2 758	—	2 758	3 233	—	3 233	2 717	—	2 717
Cost of sales	(1 699)	(103)	(1 802)	(2 385)	(68)	(2 453)	(1 798)	(20)	(1 818)
Gross profit	1 059	(103)	956	848	(68)	780	919	(20)	899
Research and development expenses	(441)	(19)	(460)	(470)	(16)	(486)	(436)	(8)	(444)
Selling and marketing expenses	(189)	(16)	(205)	(226)	(73)	(299)	(183)	(64)	(247)
Administrative and general expenses	(121)	(34)	(155)	(99)	(74)	(173)	(105)	(42)	(147)
Other income	29	(2)	27	22	4	26	47	2	49
Other expenses	—	(27)	(27)	(47)	(26)	(73)	(40)	(60)	(100)
Operating profit/(loss)	337	(201)	136	28	(253)	(225)	202	(192)	10
Share of results of associates			(1)			—			2
Financial income			5			3			3
Financial expenses			(27)			(30)			(29)
Other financial results			(13)			1			(49)
Income/(loss) before tax			100			(251)			(63)
Income tax expense			(85)			(9)			(73)
Income/(loss) for the period from continuing operations			15			(260)			(136)
Discontinued operations
Loss for the period from discontinued operations			(128)			(2)			(7)
Loss for the period			(113)			(262)			(143)
Attributable to:
Equity holders of the parent			(116)			(269)			(145)
Non-controlling interests			3			7			2
			(113)			(262)			(143)

The historical comparative financials presented in this Interim Report include certain changes to previously reported information. These changes result from the retrospective application of a revised International Accounting Standard, IAS 19, Employee Benefits and mainly relate to the consolidated Statement of Comprehensive Income and the Statement of Financial Position. For more information on the adjustments between the previously reported information and the adjusted information, refer to Note 9, Pensions of the first quarter unaudited condensed interim consolidated financial statements.

Specific items include restructuring charges, country/contract exit charges, purchase price accounting (‘PPA’) related charges and other one-time charges. For an analysis of specific items, refer to page 19 of this report.

At December 31, 2012 the Optical Networks Business was classified as a disposal group held for sale and is presented as discontinued operations on a separate income statement line, Loss for the period from discontinued operations. Comparative information for the second quarter 2012 has been re-presented as discontinued operations in the income statement.

Key financials

The following table sets forth a summary of our results for the quarters indicated, as well as the year-on-year and sequential growth rates.

From continuing operations
Unaudited EURm, except percentage data	Q2/2013	Q2/2012	YoY change		Q1/2013	QoQ change
Net sales	2 758	3 233	(14.7)%		2 717	1.5%
Gross profit	956	780	22.6%		899	6.3%
Gross profit before specific items	1 059	848	24.9%		919	15.2%
Gross margin before specific items	38.4%	26.2%	12.2	pp	33.8%	4.6	pp
Operating expenses	(820)	(1 005)	(18.4)%		(889)	(7.8)%
Operating expenses before specific items	(722)	(820)	(12.0)%		(717)	0.7%
Operating profit/(loss) (EBIT)	136	(225)	160.4%		10	1 260.0%
EBIT before specific items	337	28	1 103.6%		202	66.8%
EBIT before specific items margin	12.2%	0.9%	11.3	pp	7.4%	4.8	pp
Profit/(loss)for the period	15	(260)	105.8%		(136)	111.0%
Depreciation and amortization (excluding PPA)	55	68	(19.1)%		58	(5.2)%
EBITDA before specific items(1)	392	96	308.3%		260	50.8%
EBITDA before specific items margin(1)	14.2%	3.0%	11.2	pp	9.6%	4.6	pp

(1) References to EBITDA are to profit/loss for the period from continuing operations, before income tax expense, financial income and expenses, depreciation, amortization and share of results of associates. Accordingly, EBITDA can be extracted from the Consolidated Financial Statements by taking loss for the period and adding back income tax expense, financial income and expenses, depreciation, amortization and share of results of associates.

We are not presenting EBITDA or EBITDA-based measures as measures of our results of operations. EBITDA and EBITDA-based measures have important limitations as an analytical tool, and they should not be considered in isolation or as substitutes for analysis of our results of operations.

Percentage point changes are denoted by ‘pp’ in the above table.

Net sales

The year-on-year decrease of 14.7% in our net sales in the second quarter 2013 was partially due to divestments of businesses not consistent with our strategic focus, as well as the exiting of certain customer contracts and countries. Excluding these two factors, our net sales in the second quarter 2013 declined by approximately 11% due to reduced wireless infrastructure deployment activity, which affected both Mobile Broadband and Global Services. The year-on-year decrease in Mobile Broadband was primarily due to lower GSM and Voice and IP transformation net sales partially offset by higher LTE net sales. The year-on-year decrease in Global Services was primarily due to a reduction in network implementation activity, as some major network deployment projects near completion. On a regional basis, we had lower cyclical sales in Japan following high levels of spending a year ago, and lower year-on-year sales in Europe related to network modernization and constrained operator spending. In China, the year-on-year decline was due to constrained operator spending in anticipation of a technology shift to TD-LTE.

The sequential decrease in our net sales in the second quarter 2013 was due to divestments of businesses not consistent with our strategic focus, as well as the exiting of certain customer contracts and countries. Excluding these two factors, our net sales in the second quarter 2013 increased by approximately 4%, with higher sales in both Global Services and Mobile Broadband. The sequential increase in Global Services net sales was primarily due to higher sales in customer care services and professional services, partially offset by lower network implementation activity. The sequential increase in Mobile Broadband net sales was primarily due to higher WCDMA and GSM sales, partially offset by declines in LTE and CDMA sales. On a regional basis, our net sales benefitted from stronger seasonal sales in Latin America, Europe and China. In Japan and North America, net sales declined sequentially due to the cyclical nature of carrier spending.

In the second quarter 2013, our net sales benefited from non-recurring IPR income of EUR 17 million. At constant currency*, our net sales would have decreased approximately 15% year-on-year and increased approximately 1% sequentially.

*Excluding the impact of changes in exchange rates in comparison to the Euro, our reporting currency.

Gross margin

On a year-on-year basis, the increase in our gross margin before specific items in the second quarter 2013 was primarily due to higher gross margin in both Mobile Broadband and Global Services and non-recurring IPR income of EUR 17 million, as well as a slightly higher proportion of Mobile Broadband within the total sales mix.

On a sequential basis, the increase in our gross margin before specific items in the second quarter 2013 was due to significantly higher gross margin in Global Services as well as non-recurring IPR income of EUR 17 million, partially offset by lower gross margin in Mobile Broadband. The higher gross margin in Global Services was primarily driven by a strong performance in customer care services and professional services, supported by strong execution relative to our restructuring program. In addition, the gross margin in Global Services benefited from a greater sequential revenue recognition triggered by certain project acceptances. We do not expect a similar benefit in the third quarter 2013.

Operating expenses

Our research and development expenses before specific items decreased 6.2% year-on-year in the second quarter 2013. On a year-on-year basis, research and development expenses before specific items were lower primarily due to reduced investments in business activities that are not consistent with our focused strategy as well as increased research and development efficiency, partially offset by higher investments in areas that are consistent with our focused strategy most notably LTE. On a sequential basis, research and development expenses before specific items increased slightly by 1.1% in the second quarter 2013.

On a year-on-year basis, our sales and marketing expenses before specific items decreased 16.4% in the second quarter 2013 primarily due to structural cost savings from our transformation and restructuring program. On a sequential basis, our sales and marketing expenses before specific items increased 3.3% in the second quarter 2013.

Our general and administrative expenses before specific items increased 22.2% year-on-year and 15.2% sequentially in the second quarter 2013. Both on a year-on-year and sequential basis, general and administrative expenses before specific items were higher primarily due to costs associated with certain finance and information technology-related projects and divestments.

Our other income and expenses before specific items for the second quarter 2013 was income of EUR 29 million, compared to expense of EUR 25 million in the second quarter 2012, and income of EUR 7 million in the first quarter 2013. On a year-on-year basis, the change in other income and expenses before specific items was primarily due to a reduction in doubtful account allowances, a gain on the sale of real estate and a net positive impact related to foreign currency fluctuation. On a sequential basis, the change was primarily due to a reduction in doubtful account allowances and a gain on sale of real estate, partially offset by a net negative impact related to foreign currency fluctuations.

Operating margin

In the second quarter 2013, operating margin before specific items for Global Services was higher than operating margin before specific items for Mobile Broadband.

The year-on-year increase in our operating margin before specific items in the second quarter 2013 was primarily due to higher gross margin, partially offset by higher operating expenses as a percentage of net sales. On a year-on-year basis, operating margin before specific items increased for both Global Services and Mobile Broadband. The sequential increase in our operating margin before specific items in the second quarter 2013 was primarily due to higher gross margin. On a sequential basis, operating margin before specific items increased for Global Services.

Financial income and expenses

In the second quarter 2013, we incurred a net expense in financial income and expenses of EUR 35 million compared to a net expense of EUR 26 million in the second quarter 2012 and a net expense of EUR 75 million in the first quarter 2013. Our financial income and expenses consisted of financial expenses of EUR 27 million (EUR 30 million in the second quarter 2012 and EUR 29 million in the first quarter 2013), primarily relating to interest expense on interest-bearing liabilities, and financial income of EUR 5 million (EUR 3 million in the second quarter 2012 and EUR 3 million in the first quarter 2013). Our other financial results consist primarily of net foreign exchange losses of EUR 13 million (a gain of EUR 1 million in the second quarter 2012 and losses of EUR 49 million in the first quarter 2013). The decrease in net foreign exchange losses compared to the first quarter 2013 is mainly due to a lower negative impact from unhedgeable currency risk and movements in foreign exchange rates. The net foreign exchange gain during the second quarter 2012 was mainly due to a positive impact from unhedgeable currency risk, partly offset by hedging costs.

Income tax expense

In the second quarter 2013, we incurred income tax expense of EUR 85 million compared to EUR 9 million in the second quarter 2012. The income tax expense in the second quarter 2012 was lower due to the profit mix across the various jurisdictions where we pay income tax. In the first quarter 2013, we incurred an income tax expense of EUR 73 million.

Segment information

The following tables set forth our net sales and operating profit/loss before specific items by segment for the quarters presented:

Net sales from continuing operations
Unaudited EURm, except percentage data	Q2/2013	Q2/2012	YoY change	Q1/2013	QoQ change
Mobile Broadband	1 281	1 425	(10.1)%	1 244	3.0%
Global Services	1 459	1 710	(14.7)%	1 423	2.5%
All Other Segments	1	98	(99.0)%	50	(98.0)%
Total segments	2 741	3 233	(15.2)%	2 717	0.9%
Other	17	—	100.0%	—	100.0%
Total	2 758	3 233	(14.7)%	2 717	1.5%

Operating profit/(loss) from continuing operations
Unaudited EURm, except percentage data	Q2/2013	Q2/2012	YoY change	Q1/2013	QoQ change
Mobile Broadband	112	(44)	354.5%	129	(13.2)%
Global Services	215	84	156.0%	80	168.8%
All Other Segments	(6)	(12)	50.0%	(7)	14.3%
Total segments	321	28	1 046.4%	202	58.9%
Other	16	—	100.0%	—	100.0%
Total	337	28	1 103.6%	202	66.8%

Operating profit/(loss)% from continuing operations
Unaudited EURm, except percentage data	Q2/2013	Q2/2012	YoY change		Q1/2013	QoQ change
Mobile Broadband	8.7%	(3.1)%	11.8	pp	10.4%	(1.7	)pp
Global Services	14.7%	4.9%	9.8	pp	5.6%	9.1	pp
All Other Segments	(600.0)%	(12.2)%	(587.8	)pp	(14.0)%	(586.0	)pp
Total segments	12.2%	0.9%	11.3	pp	7.4%	4.8	pp

Percentage point changes are denoted by ‘pp’ in the above table.

In the second quarter 2013, Global Services represented 53% of our net sales, compared to 53% in the second quarter 2012 and 52% in the first quarter 2013. In the second quarter 2013, Mobile Broadband represented 46% of our net sales, compared to 44% in the second quarter 2012 and 46% in the first quarter 2013. For a discussion of the changes in net sales refer to the above section ‘Net sales’ within ‘Key financials’.

Regional sales

The following table sets forth our net sales by geographic area by location of customer for the quarters presented:

Net sales from continuing operations*
Unaudited EURm	Q2/2013	Q2/2012	YoY change	Q1/2013	QoQ change
Asia, Middle East and Africa	1 292	1 627	(20.6)%	1 309	(1.3)%
Europe and Latin America	1 123	1 325	(15.2)%	1 007	11.5%
North America	343	281	22.1%	401	(14.5)%
Total	2 758	3 233	(14.7)%	2 717	1.5%

* Note that as of Q1 2013, our Customer Operations team is organized into the three geographical markets demonstrated in the table: Asia, Middle East and Africa markets covering Greater China, Asia-Pacific, India, Japan, the Middle East and Africa regions; Europe and Latin America markets covering East Europe, West Europe, South East Europe and Latin America; and North America markets covering both the United States and Canada.

On a geographical basis, the year-on-year decline in net sales was primarily due to Asia, Middle East and Africa and Europe and Latin America. In Asia, Middle East and Africa, the year-on-year net sales decline was due to lower sales in Japan and Greater China. In Japan, net sales declined year-on-year following high wireless infrastructure deployment activity in the second quarter 2012. In Greater China, the year-on-year decrease in net sales was due to constrained operator spending in anticipation of a technology shift to TD-LTE. In Europe and Latin America, the year-on-year net sales decline was related to network modernization and constrained operator spending in Europe.

On a geographical basis, the sequential increase in Europe and Latin America was primarily due to stronger seasonal sales. This was partially offset by a sequential decrease in North America due to lower sales following high wireless infrastructure deployment activity in the previous quarter.

For details of net sales by geographic area for the regions included in the above markets, refer to Note 4, Segment information.

Transformation and restructuring program

Restructuring related charges and cash outflows

The following table sets forth a summary of our cost reduction activities and planned operational adjustments.

EURm	Q2/2013 (approximate)	Cumulative up to Q2/2013 (approximate)	Q3/2013 (approximate estimate)	2013 (approximate estimate)	2014 (approximate estimate)	Total (approximate estimate)
Restructuring- related charges	308	1 700	Not provided			1 800
Restructuring- related cash outflows	190	1 000	200	700	200	1 600

The reduction in operating expenses and production overheads in the second quarter 2013 contributed to the improvement in overall profitability in the quarter and is expected to contribute further cost savings in the second half of 2013. As a result of the increased savings in the first half of 2013, and an accelerated pace of execution, we have, as already announced recently, increased the target for a reduction in annualized operating expenses and production overheads, excluding specific items, to more than EUR 1.5 billion by the end of 2013, compared to the end of 2011. The reduction in operating expenses is expected from across the restructuring and transformation program. Overall savings are expected to come largely from the previously announced organizational streamlining, we have also targeted areas such as real estate, information technology, product and service procurement costs, overall general and administrative expenses and a significant reduction of suppliers in order to further lower costs and improve quality.

Non-cash charges and timing differences account for the differences between the above charges and the corresponding cash outflows. Changes in estimates of timing or amounts of costs to be incurred and associated cash flows may become necessary as the transformation and restructuring program is implemented.

At the end of the second quarter 2013, we had approximately 50 500 employees, a reduction of approximately 12 900 compared to the end of the second quarter 2012, and approximately 6 200 compared to the end of the first quarter 2013.

Disposals not treated as discontinued operations

On December 5, 2012, we entered into an agreement for the sale of our Business Support Systems business to Redknee Solutions Inc. The transaction closed on March 29, 2013. The transaction comprised of the core Business Support Systems assets and operations. As part of the transaction, approximately 1 200 employees were transferred to Redknee Solutions Inc. Assets, amounting to EUR 25 million, and liabilities, amounting to EUR 19 million were disposed of during the second quarter 2013. The Business Support Systems business is reported in all other segments in our segment information.

In 2012, we transferred our microwave transport business to DragonWave, Inc. On April 10, 2013 we reached an agreement with DragonWave, Inc. on certain amendments to their collaboration agreements concerning the microwave transport business. The amendments involved the termination of the service agreement pursuant to which we had provided R&D services to DragonWave. Inc., and revision of certain terms and conditions of the supply agreement related to packet microwave and related products. The two companies will continue to jointly coordinate technology development activities. In the second quarter 2013, invoices totalling EUR 11 million were written-off related to the terminated service agreement. This is included in restructuring related charges along with other divestment related charges in recent quarters.

When we dispose of businesses, our gains and losses at the time of disposition are subject to change based on negotiations of final purchase consideration.

Disposals treated as discontinued operations

On December 1, 2012, we reached a formal agreement with Marlin Equity Partners, for the sale of our Optical Networks Business comprising the complete Optical Networks product portfolio, services offering and existing customer contracts (together, the ‘Optical Networks Business’). The transaction closed on May 6, 2013 and a loss on disposal of EUR 117 million was recognized following derecognition of the assets and liabilities transferred of EUR 77 million and payment of EUR 40 million cash consideration (refer to Note 6, Disposals).

In accordance with IFRS, we have presented the Optical Networks Business as discontinued operations in the consolidated financial statements for the the three and six-month periods ended June 30, 2013, and have re-presented the comparative results for the three and six-month period ended June 30, 2012. In the second quarter 2013, the Optical Networks Business generated net sales of EUR 23 million (EUR 110 million in the second quarter 2012) and incurred a loss of EUR 128 million (loss of EUR 2 million in the second quarter 2012). In the second quarter 2013, the cash outflows related to the divestment of the Optical Networks Business are EUR 68 million (refer to Note 6, Disposals). For the year ended December 31, 2012 the Optical Networks Business generated net sales of EUR 407 million and incurred a net loss of EUR 63 million.

Financial position

Non-current assets decreased from EUR 1.7 billion at December 31, 2012 to EUR 1.6 billion at June 30, 2013. The decrease primarily results from depreciation and amortization charges, partially offset by purchases of plant, property and equipment. Current assets decreased from EUR 8.6 billion at December 31, 2012 to EUR 7.2 billion at June 30, 2013 due to a reduction in accounts receivable driven by cash collection and ongoing sale of receivables arrangements. This is also reflected in the cash position.

At June 30, 2013, non-current liabilities remained at EUR 1.4 billion. Current liabilities decreased from EUR 6.6 billion at December 31, 2012 to EUR 5.3 billion at June 30, 2013 mainly due to the payment of short-term incentives and a reduction in advance payments received and accounts payable.

The impact of the retrospective application of the revised International Accounting Standard, IAS 19, Employee Benefits was a total adjustment of EUR 165 million to non-current assets and non-current liabilities at December 31, 2012 with the corresponding reduction in equity. Refer to Note 9, Pensions, in the first quarter 2013 unaudited condensed interim consolidated financial statements.

Liquidity and capital resources

Cash flow

The table below sets forth information regarding our cash flows from continuing and discontinued operations for the three-month periods ended:

Unaudited EURm	Q2/2013	Q2/2012	Q1/2013
Statement of cash flows information:
Net cash from operating activities	92	161	274
Net cash used in investing activities	(93)	(100)	(35)
Net cash (used in)/from financing activities	(197)	188	104
Net increase/(decrease) in cash and cash equivalents	(239)	250	333
Free cash flow(1),(2)	5	121	239
Capital expenditures(3)	(50)	(56)	(41)
Change in net working capital	(239)	94	133
Total cash and other liquid assets(4)	2 518	1 846	2 753
Net cash and other liquid assets	1 445	383	1 484

(1) Free cash flow represents the sum of net cash from operating activities and net cash used in investing activities less proceeds from/purchases of current available-for-sale investments, liquid assets. The proceeds from/purchases of current available-for-sale investments, liquid assets are presented in the Condensed Interim Consolidated Statement of Cash Flows. This component has been included in our definition of free cash flow from Q2 2013 onwards and the 2012 comparatives have been updated accordingly.

(2) Free cash flow in Q2 2013 includes cash outflows of EUR 68 million from discontinued operations due to the divestment of the Optical Networks Business (Refer to Note 6, Disposals).

(3) Capital expenditures represent purchases of property, plant and equipment and intangible assets.

(4) Includes EUR 25 million (EUR 10 million in Q2 2012 and EUR 12 million in Q1 2013) cash held temporarily due to sale of receivable arrangements in China and divestment of the Optical Networks Business, Business Support Systems and the fixed-line broadband access business where we continue to perform services within a contractually defined scope for a specified timeframe.

In the second quarter 2013, we continued our strong performance from a cash perspective, generating EUR 5 million free cash flow, which includes approximately EUR 190 million of restructuring-related outflows, and EUR 68 million of cash outflows related to our discontinued operations (refer to Note 6, Disposals). Underpinning this performance is the continued improvement in our net working capital position.

Capital resources

In March 2013, we issued EUR 450 million of 6.75% Senior Notes due April 2018 and EUR 350 million of 7.125% Senior Notes due April 2020, both at issue price of 100%. The net proceeds of EUR 780 million from the bond issuance were used to prepay the EUR 600 million term loan and EUR 50 million of the European Investment Bank loan in March 2013 and the remaining proceeds are to be used for general corporate purposes. Nokia Siemens Networks B.V. and Nokia Siemens Networks Oy act as the Guarantors for the Senior Notes.

For an analysis of our loans and borrowings related commitments at June 30, 2013, refer to Note 7, Loans and borrowings.

Q2 2013 Operating Highlights:

•                  Mobile broadband deal momentum continued and during the quarter we were selected by TIM Brasil to build its 4G LTE network ahead of the 2014 football World Cup; chosen by AIS to roll out 3G services in Thailand to meet growing demand; modernized the 3G network for M1 in Singapore; launched 4G mobile broadband services for Ooredoo in Qatar; and enabled a 4G network for Claro Chile, a wholly-owned subsidiary of the América Móvil group. We also completed the fourth set of interoperability testing of GSM-Railway (GSM-R) infrastructure with another European supplier against requirements specified by the European Union (EU).

•                  We continue to invest to stay at the forefront of mobile broadband, and in May launched new software applications for the Liquid Radio WCDMA Software Suite to help mobile broadband operators manage the smartphone boom and substantially reduce the network signaling overload. We enhanced our Smart Wi-Fi solution to provide the industry’s most comprehensive traffic steering capabilities between cellular and Wi-Fi networks. We are also launching a new 3G Femtocell Access Point for seamless connectivity in residential areas to enable seamless connectivity and positive customer experience across all networks.

•                  ABI Research has ranked us number one in its macro base station vendor competitive assessment, with high scores in implementation and innovation, and a best-in-class rank for essential IP, advanced features, multi-protocol support and LTE RAN contracts criteria.

•                  We continue to push the limits of 4G technology with a series of unmatched speed records. In June, we achieved a record-breaking 56 Mbps peak upload throughput in a TD-LTE network using its commercial 4G base station with multiple antenna technology and a single 20 MHz carrier. A1 Telekom Austria conducted a successful demonstration of LTE-Advanced carrier aggregation using our current base station hardware, showcasing download speeds of far more than twice the current 4G LTE peak rates.

•                  With our Technology Vision 2020, we are implementing a hands-on innovation approach to enable mobile broadband networks to profitably deliver 1 gigabyte of personalized data per user per day by 2020. In June 2013, it was announced that we are putting our Technology Vision 2020 into practice, with a big data telco platform prototype analyzing 1 million live messages a second, bridging the best of IT and telco technologies.

•                  We were also recognized for our progress in innovation. In May, we won two Emerging Technologies Awards at CTIA 2013, for our Fuel Cell solution and Liquid Applications, further strengthening our commitment to helping operators reduce their carbon footprints and to transforming the base station into an intelligent part of an operator’s network, enabling it to serve and deliver local content. We are a three-time winner with our operator customers at the prestigious Global Telecoms Business Innovation Awards. The three awards, in the ‘Wireless network infrastructure innovation’ category, recognized joint projects with SK Telecom (Liquid Applications), touch Telecom (centralized Network and Operations Center) and Zain Kuwait (Customer Experience Index) that demonstrated innovation to better serve the industry’s end customers.

•                  In May, we opened a Global Delivery Center (GDC) hub in China. The new facility will provide tools, processes and skilled resources to remotely manage mobile broadband networks for operators in China and around the world.

•                  We have extended our Customer Experience Management (CEM) portfolio to enable operators to pinpoint their best customers by service and location. The operator, touch, selected us to help improve our customer experience management in Lebanon using our unique operations support systems (OSS) portfolio and related integration services to transform its service operations cost-efficiently and pave the way for the operator to achieve service assurance. Zain Kuwait has deployed our CEM, to introduce a superior service experience for its mobile broadband customers.

NSN in January - June 2013

Key financials

The following table sets forth a summary of our results for the periods indicated, as well as the year-on-year growth rates.

From continuing operations
Unaudited EURm, except percentage data	Q1-Q2/2013	Q1-Q2/2012	YoY change
Net sales	5 475	6 095	(10.2)%
Gross profit	1 855	1 194	55.4%
Gross profit before specific items	1 978	1 610	22.9%
Gross margin before specific items	36.1%	26.4%	9.7	pp
Operating expenses	(1 709)	(2 408)	(29.0)%
Operating expenses before specific items	(1 439)	(1 708)	(15.7)%
Operating profit/(loss) (EBIT)	146	(1 214)	112.0%
EBIT before specific items	539	(98)	650.0%
EBIT before specific items margin	9.8%	(1.6)%	11.4	pp
Loss for the period	(121)	(1 544)	(92.2)%
Depreciation and amortization (excluding PPA)	113	144	(21.5)%
EBITDA before specific items(1)	652	46	1 317.4%
EBITDA before specific items margin(1)	11.9%	0.8%	11.1	pp

(1) References to EBITDA are to profit/loss for the period from continuing operations, before income tax expense, financial income and expenses, depreciation, amortization and share of results of associates. Accordingly, EBITDA can be extracted from the Consolidated Financial Statements by taking loss for the period and adding back income tax expense, financial income and expenses, depreciation, amortization and share of results of associates.

We are not presenting EBITDA or EBITDA-based measures as measures of our results of operations. EBITDA and EBITDA-based measures have important limitations as an analytical tool, and they should not be considered in isolation or as substitutes for analysis of our results of operations.

Percentage point changes are denoted by ‘pp’ in the above table.

The decline in our net sales was due to lower net sales in Global Services as well as lower net sales in businesses not consistent with our strategic focus. In addition, net sales in Mobile Broadband also declined on an overall basis, while delivering strong growth in LTE.

Our gross margin before specific items increased primarily due to higher gross margin in both Mobile Broadband and Global Services, as well as a higher proportion of Mobile Broadband within the total sales mix

The decrease in our operating expenses was primarily due to structural cost savings as well as overall cost controls.

Our operating margin before specific items for the first six months of 2013 was higher than the first six months of 2012. This year on year increase was primarily driven by gross margin improvements and reductions in operating expenses related to the execution of our transformation and restructuring program.

Operating profit for the six months ended June 30, 2013 significantly improved, compared to a loss in the same period in 2012 which was impacted by higher restructuring charges.

Our net financial income and expenses for the six months ended June 30, 2013 was EUR 110 million compared to EUR 132 million for the six months ended June 30, 2012. The decrease was primarily due to a decrease in our other financial results driven by a lower negative impact from unhedgeable currency risk and movements in foreign exchange rates.

In the six-month period ended June 30, 2013, we incurred an income tax expense of EUR 158 million, compared to EUR 198 million for the six months ended June 30, 2012. The income tax expense for the six-month period ended June 30, 2012 included a write-off of EUR 135 million of deferred tax assets related to Germany, which was partially offset by a lower tax expense in the second quarter of 2012, due to the profit mix across the various jurisdictions where we pay income tax.

Our loss in the first six months of 2013 was significantly lower compared to 2012 primarily due to lower restructuring related charges.

Unaudited Condensed Interim Consolidated Financial Statements

Condensed Interim Consolidated Income Statement

		June 30, 2013			June 30, 2012
		Before specific items	Specific items	Total	Before specific items	Specific items	Total
For the three-month periods ended	Notes	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		EURm	EURm	EURm	EURm	EURm	EURm
Net sales		2 758	—	2 758	3 233	—	3 233
Cost of sales		(1 699)	(103)	(1 802)	(2 385)	(68)	(2 453)
Gross profit		1 059	(103)	956	848	(68)	780
Research and development expenses		(441)	(19)	(460)	(470)	(16)	(486)
Selling and marketing expenses		(189)	(16)	(205)	(226)	(73)	(299)
Administrative and general expenses		(121)	(34)	(155)	(99)	(74)	(173)
Other income		29	(2)	27	22	4	26
Other expenses		—	(27)	(27)	(47)	(26)	(73)
Operating profit/(loss)		337	(201)	136	28	(253)	(225)
Share of results of associates				(1)			—
Financial income				5			3
Financial expenses	7			(27)			(30)
Other financial results				(13)			1
Income/(loss) before tax				100			(251)
Income tax expense	5			(85)			(9)
Income/(loss) for the period from continuing operations				15			(260)
Discontinued operations
Loss for the period from discontinued operations	6			(128)			(2)
Loss for the period				(113)			(262)

Attributable to:
Equity holders of the parent				(116)			(269)
Non-controlling interests				3			7
				(113)			(262)

For an analysis of specific items, refer to Note 2, Specific items.

NSN’s financial statements for the period ended June 30, 2012 now reflect the restrospective application of IAS 19R, Employee Benefits. Refer to Note 9, Pensions, in the first quarter 2013 unaudited condensed interim consolidated financial statements.

The notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Unaudited Condensed Interim Consolidated Financial Statements

Condensed Interim Consolidated Income Statement

		June 30, 2013			June 30, 2012
		Before specific items	Specific items	Total	Before specific items	Specific items	Total
For the six-month periods ended	Notes	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		EURm	EURm	EURm	EURm	EURm	EURm
Net sales		5 475	—	5 475	6 095	—	6 095
Cost of sales		(3 497)	(123)	(3620)	(4 485)	(416)	(4 901)
Gross profit		1 978	(123)	1 855	1 610	(416)	1 194
Research and development expenses		(877)	(27)	(904)	(991)	(175)	(1 166)
Selling and marketing expenses		(372)	(80)	(452)	(462)	(279)	(741)
Administrative and general expenses		(226)	(76)	(302)	(235)	(195)	(430)
Other income		76	—	76	37	4	41
Other expenses		(40)	(87)	(127)	(57)	(55)	(112)
Operating profit/(loss)		539	(393)	146	(98)	(1 116)	(1 214)
Share of results of associates				1			—
Financial income				8			7
Financial expenses	7			(56)			(61)
Other financial results				(62)			(78)
Income/(loss) before tax				37			(1 346)
Income tax expense	5			(158)			(198)
Loss for the period from continuing operations				(121)			(1 544)
Discontinued operations
Loss for the period from discontinued operations	6			(135)			(18)
Loss for the period				(256)			(1 562)

Attributable to:
Equity holders of the parent				(261)			(1 573)
Non-controlling interests				5			11
				(256)			(1 562)

For an analysis of specific items, refer to Note 2, Specific items.

NSN’s financial statements for the period ended June 30, 2012 now reflect the restrospective application of IAS 19R, Employee Benefits. Refer to Note 9, Pensions, in the first quarter 2013 unaudited condensed interim consolidated financial statements.

The notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Unaudited Condensed Interim Consolidated Financial Statements

Condensed Interim Consolidated Statement of Comprehensive Income

	2013	2012
For the three-month periods ended June 30	(unaudited)	(unaudited)
	EURm	EURm
Loss for the period	(113)	(262)
Other comprehensive loss
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	56	(42)
Income tax related to remeasurements of defined benefit plans	(5)	2
Items that may be reclassified subsequently to profit or loss:
Translation differences	(81)	5
Cash flow hedges	21	(42)
Available-for-sale investments	1	2
Share of other comprehensive income of associates	—	(2)
Other	(1)	4
Income tax related to components of other comprehensive income	—	—
Other comprehensive loss for the period, net of tax	(9)	(73)
Total comprehensive loss for the period	(122)	(335)
Attributable to:
Equity holders of the parent	(124)	(345)
Non-controlling interests	2	10
Total comprehensive loss for the period	(122)	(335)
Total comprehensive loss attributable to equity shareholders arises from:
Continuing operations	4	(343)
Discontinued operations	(128)	(2)
	(124)	(345)

NSN’s’ financial statements for the period ended June 30, 2012 now reflect the restrospective application of IAS 19R, Employee Benefits. Refer to Note 9, Pensions, in the first quarter 2013 unaudited condensed interim consolidated financial statements.

The notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Unaudited Condensed Interim Consolidated Financial Statements

Condensed Interim Consolidated Statement of Comprehensive Income

	2013	2012
For the six-month periods ended June 30	(unaudited)	(unaudited)
	EURm	EURm
Loss for the period	(256)	(1 562)
Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit plans	56	(83)
Income tax related to remeasurements of defined benefit plans	(5)	4
Items that may be reclassified subsequently to profit or loss:
Translation differences	(37)	24
Cash flow hedges	15	23
Available-for-sale investments	(1)	2
Share of other comprehensive income of associates	—	1
Other	(3)	3
Income tax related to components of other comprehensive income	—	(1)
Other comprehensive income/(loss) for the period, net of tax	25	(27)
Total comprehensive loss for the period	(231)	(1 589)
Attributable to:
Equity holders of the parent	(236)	(1 603)
Non-controlling interests	5	14
Total comprehensive loss for the period	(231)	(1 589)
Total comprehensive loss attributable to equity shareholders arises from:
Continuing operations	(101)	(1 585)
Discontinued operations	(135)	(18)
	(236)	(1 603)

NSN’s financial statements for the period ended June 30, 2012 now reflect the restrospective application of IAS 19R, Employee Benefits. Refer to Note 9, Pensions, in the first quarter 2013 unaudited condensed interim consolidated financial statements.

The notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Unaudited Condensed Interim Consolidated Financial Statements

Condensed Interim Consolidated Statement of Financial Position

		June 30, 2013
	Notes	(unaudited)	December 31, 2012
		EURm	EURm
ASSETS
Non-current assets
Goodwill		179	182
Other intangible assets		293	387
Property, plant and equipment		457	509
Investments in associates and other companies		30	31
Deferred tax assets		466	476
Long-term loans receivable	8	52	63
Available-for-sale investments	8	31	29
Other non-current assets		44	28
		1 552	1 705
Current assets
Inventories		913	984
Accounts receivable, net of allowances for doubtful accounts	8	2 796	4 111
Prepaid expenses and accrued income		782	838
Current portion of long-term loans receivable	8	47	37
Other financial assets	8	151	165
Available-for-sale investments, liquid assets	8	6	2
Cash and cash equivalents	8	2 512	2 418
		7 207	8 555
Assets of disposal groups classified as held for sale	6	—	143
Total assets		8 759	10 403
EQUITY AND LIABILITIES
Equity attributable to equity holders of the parent
Share capital		—	—
Share premium		9744	9 744
Translation differences		96	133
Fair value and other reserves		(30)	(95)
Accumulated deficit		(7 885)	(7 621)
		1 925	2 161
Non-controlling interests		98	126
Total equity		2 023	2 287
Non-current liabilities
Long-term interest-bearing liabilities	7, 8	950	821
Deferred tax liabilities		34	25
Provisions	3	211	303
Other non-current liabilities		231	280
		1426	1 429
Current liabilities
Current portion of long-term interest-bearing liabilities	7, 8	62	195
Short-term borrowings	7, 8	61	124
Other financial liabilities	8	9	26
Accounts payable	8	1 921	2 352
Accrued expenses		2 482	3 184
Provisions	3	775	716
		5 310	6 597
Liabilities of disposal groups classified as held for sale	6	—	90
Total liabilities		6 736	8 116
Total equity and liabilities		8 759	10 403

NSN’s financial statements for the period ended June 30, 2012 now reflect the restrospective application of IAS 19R, Employee Benefits. Refer to Note 9, Pensions, in the first quarter 2013 unaudited condensed interim consolidated financial statements.

The notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Unaudited Condensed Interim Consolidated Financial Statements

Condensed Interim Consolidated Statement of Cash Flows

	Three- months ended June 30, 2013	Three- months ended June 30, 2012	Six-months ended June 30, 2013	Six-months ended June 30, 2012
For the three and six-month periods ended June 30	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	EURm	EURm	EURm	EURm
Cash flows from operating activities
Loss for the period	(113)	(262)	(256)	(1 562)
Adjusted for:
Restructuring and other specific items(1)	115	181	232	914
Depreciation and amortization	67	142	193	312
Income taxes	85	11	158	202
Financial income and expenses	35	26	110	132
Profit on sale of property, plant and equipment, businesses and Group companies	143	10	143	33
Other adjustments	8	54	(29)	97
	340	162	551	128
Change in net working capital:
Decrease/(increase) in current receivables	595	(11)	1 096	565
Decrease/(increase) in inventories	(15)	45	37	14
(Decrease)/increase in interest-free liabilities(2)	(819)	60	(1 239)	69
Cash from operations	101	256	445	776
Interest received	4	3	6	5
Interest paid	(6)	(30)	(30)	(55)
Other financial income and expenses, net received/(paid)	60	(9)	90	8
Income taxes paid	(67)	(59)	(145)	(163)
Net cash from operating activities	92	161	366	571
Cash flows from investing activities
Acquisition of Group companies, net of acquired cash	—	13	—	64
Purchase of current available-for-sale investments, liquid assets	(6)	(60)	(6)	(50)
Proceeds from/(purchase of) short-term and other long-term loans receivable	—	—	5	(1)
Purchases of property, plant and equipment, and intangible assets	(50)	(56)	(91)	(115)
(Payments for)/proceeds from disposal of businesses and Group companies	(60)	2	(60)	(118)
Proceeds from sale of property, plant and equipment, and intangible assets	21	1	22	1
Dividends received	2	—	2	—
Net cash used in investing activities	(93)	(100)	(128)	(219)
Cash flows from financing activities
Net proceeds from long-term borrowings	(5)	—	780	—
Repayment of long-term borrowings	(99)	(140)	(775)	(192)
Proceeds from/(repayments of) short-term borrowings	(92)	329	(68)	14
Dividends and other payments to non-controlling interests	(1)	(1)	(30)	(7)
Net cash from/(used in) financing activities	(197)	188	(93)	(185)
Foreign exchange adjustments	(41)	1	(51)	3
Net increase/(decrease) in cash and cash equivalents	(239)	250	94	170
Cash and cash equivalents at beginning of period	2 751	1 533	2 418	1 613
Cash and cash equivalents at end of period	2 512	1 783	2 512	1 783
Bank and cash	1 859	782	1 859	782
Current available-for-sale investments, cash equivalents	653	1 001	653	1 001
	2 512	1 783	2 512	1 783

(1) Excludes PPA related charges, divestment results and impairments which are included in other line items within the above adjustments section.

(2) Includes changes in the following line items in the statement of financial position: accounts payable, accrued expenses, provisions and other short-term liabilities.

NSN’s financial statements for the period ended June 30, 2012 now reflect the restrospective application of IAS 19R, Employee Benefits. Refer to Note 9, Pensions, in the first quarter 2013 unaudited condensed interim consolidated financial statements.

The figures in the condensed interim consolidated statement of cash flows cannot be directly traced from the statement of financial position without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

The notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Unaudited Condensed Interim Consolidated Financial Statements

Condensed Interim Consolidated Statement of Changes in Shareholders’ Equity

		Attributable to owners of the parent
		Number of ordinary shares	Number of cumulative preference shares	Share capital(1)	Share premium	Translation differences	Fair value and other reserves	Accumulated deficit	Before non-controlling interests	Non- controlling interests	Total
EURm	Notes	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Balance at January 1, 2012		100 073	500	0	9 744	136	(32)	(6 162)	3 686	116	3 802
(Loss)/profit								(1 573)	(1 573)	11	(1 562)
Other comprehensive income (net of tax)
Remeasurements of defined benefit plan							(79)		(79)		(79)
Cash flow hedges							22		22		22
Available-for-sale investments							2		2		2
Currency translation differences						21			21	3	24
Share of other comprehensive income of associates						1			1		1
Other increase								3	3		3
Total comprehensive income/(expense) for the period						22	(55)	(1 570)	(1 603)	14	(1 589)
Dividend									—	(1)	(1)
Balance at June 30, 2012		100 073	500	0	9 744	158	(87)	(7 732)	2 083	129	2 212

Balance at January 1, 2013		100 073	500	0	9 744	133	(95)	(7 621)	2 161	126	2 287
(Loss)/Profit								(261)	(261)	5	(256)
Other comprehensive income (net of tax)
Remeasurements of defined benefit plan							51		51		51
Cash flow hedges							15		15		15
Available-for-sale investments							(1)		(1)		(1)
Currency translation differences						(37)			(37)		(37)
Share of other comprehensive income of associates						—			—		—
Other increase								(3)	(3)		(3)
Total comprehensive income/(expense) for the period						(37)	65	(264)	(236)	5	(231)
Dividend									—	(5)	(5)
Other changes in non-controlling interests(2)									—	(28)	(28)
Balance at June 30, 2013		100 073	500	0	9 744	96	(30)	(7 885)	1 925	98	2 023

(1) Ordinary share capital comprises EUR 400 000 ordinary shares of the Group.

(2) Relates to liquidation of a Group subsidiary.

NSN’s financial statements for the period ended June 30, 2012 now reflect the restrospective application of IAS 19R, Employee Benefits. Refer to Note 9, Pensions, in the first quarter 2013 unaudited condensed interim consolidated financial statements.

The notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Unaudited Condensed Interim Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

1.              Accounting principles

Basis of presentation

This report comprises Nokia Solutions and Networks’ (‘the Group’) unaudited condensed interim consolidated income statement, statement of comprehensive income and statement of cash flows for the three and six-month periods ended June 30, 2013, statement of changes in shareholders’ equity for the six-month periods ended June 30, 2013 and 2012 and the unaudited consolidated statement of financial position as at June 30, 2013 (‘the Unaudited Condensed Interim Consolidated Financial Statements’). The Unaudited Condensed Interim Consolidated Financial Statements have been derived from the Group’s accounting records for the respective periods and represent non-statutory interim financial statements. The audited consolidated statement of financial position as at December 31, 2012 was derived from the Group’s annual financial statements for the year ended December 31, 2012 (‘the 2012 Consolidated Financial Statements’).

The Unaudited Condensed Interim Consolidated Financial Statements and the notes thereto, have been prepared in accordance with IAS 34, Interim Financial Reporting. The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and in conformity with IFRS as adopted by the European Union (‘EU’). The consolidated financial statements are presented in millions of euro (‘EURm’).

Accounting policies

The same accounting policies, presentation and methods of computation have been followed in the Unaudited Condensed Interim Consolidated Financial Statements as were applied in the preparation of the 2012 Consolidated Financial Statements. Refer to Note 1, Accounting principles, in the 2012 Consolidated Financial Statements. The financial statements below do not contain all the information included in the 2012 Consolidated Financial Statements.

Adoption of new and amended standards

On January 1, 2013, the Group adopted the following new and revised standards issued by the IASB that are relevant to its operations and and effective for accounting periods commencing on or after January 1, 2013: IAS 19R, Employee Benefits and IFRS 13, Fair Value Measurement. The Group also early adopted IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements and IFRS 12, Disclosure of Interests in Other Entities. Refer to the first quarter 2013 unaudited condensed interim consolidated financial statements for details of adoption.

Seasonality

The Group experiences seasonality in its operations. The Group’s sales are generally higher in the second and fourth quarters of the year compared to the first and third quarters of the year due to network operators’ planning, budgeting and spending cycles.

Estimates

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from those estimates.

In preparing these condensed interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the 2012 Consolidated Financial Statements.

2.              Specific items

The Group separately identifies and discloses certain items, referred to as specific items, by virtue of size, nature or occurrence, including restructuring charges, country/contract exit charges, purchase price accounting (‘PPA’) related charges and asset impairment charges. This is consistent with the way that financial performance is measured by management and reported to the senior management team and Board of Directors and it assists in providing a meaningful analysis of operating results by excluding items that may not be indicative of the operating results of the Group’s business.

Unaudited Condensed Interim Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

The nature of the specific items recognized in the three and six-month periods ended June 30, 2013 has not materially changed since December 31, 2012 and as such, the rationale provided in Note 2, Specific items, of the 2012 Consolidated Financial Statements is still valid.

The following table presents specific items included in the operating profit/loss for the Group’s continuing operations for the three-month periods ended:

	Restructuring charges	Country/ contract exit charges	PPA adjustments	Other one- time charges	Total
June 30, 2013
Cost of sales	96	7	—	—	103
Research and development expenses	14	—	5	—	19
Selling and marketing expenses	9	—	7	—	16
Administrative and general expenses	15	—	—	19	34
Other expenses/(income)	34	(6)	—	1	29
Total	168	1	12	20	201
June 30, 2012
Cost of sales	14	54	—	—	68
Research and development expenses	7	—	9	—	16
Selling and marketing expenses	11	—	62	—	73
Administrative and general expenses	53	—	—	21	74
Other expenses/(income)	10	16	(4)	—	22
Total	95	70	67	21	253

The following table presents specific items included in the operating profit/loss for the Group’s continuing operations for the six-month periods ended:

	Restructuring charges	Country/ contract exit charges	PPA adjustments	Other one- time charges	Total
June 30, 2013
Cost of sales	98	25	—	—	123
Research and development expenses	15	—	12	—	27
Selling and marketing expenses	12	—	68	—	80
Administrative and general expenses	34	—	—	42	76
Other expenses	34	30	—	23	87
Total	193	55	80	65	393
June 30, 2012
Cost of sales	362	54	—	—	416
Research and development expenses	154	—	21	—	175
Selling and marketing expenses	138	—	141	—	279
Administrative and general expenses	158	—	—	37	195
Other expenses	31	16	4	—	51
Total	843	70	166	37	1116

Unaudited Condensed Interim Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

The following table presents specific items included in the operating loss for the Group’s discontinued operations, the Optical Networks Business, for the three and six-month period ended June 30, 2013:

	Other one-time charges
	Three- months ended June 30, 2013	Three- months ended June 30, 2012	Six-months ended June 30, 2013	Six-months ended June 30, 2012
Cost of sales	—	1	—	1
Research and development expenses	—	3	—	3
Other expenses	118	—	123	—
Total	118	4	123	4

Restructuring charges in the three month period ended June 30, 2013 consist primarily of personnel restructuring charges of EUR 124 million (EUR 28 million in the three month ended June 30, 2012). During the six-month periods ended June 30, 2013 and June 30, 2012, personnel restructuring charges amounted to EUR 131 million and EUR 751 million, respectively.

The other main components of restructuring charges for the Group’s continuing operations in 2013 relate to real estate exit costs and costs incurred in connection with the disposal of divested businesses.

The country/contract exit charges relate to the realignment of the Group’s customer contract and geographic market portfolio and the related charges to terminate certain underperforming contracts and to withdraw from certain countries in line with the Group’s restructuring program.

Purchase price accounting (‘PPA’) related charges primarily consist of the amortization of finite lived intangible assets (customer relationships, developed technology and licenses to use tradename and trademark) recognized in the purchase price allocation stemming from the Group’s formation and subsequent business combinations.

The other one-time charges included in administrative and general expenses consist of consultancy fees incurred in connection with the Group’s ongoing restructuring program. The other one-time charges included in other expenses for continuing operations relate to a provision in connection with the closure of a manufacturing facility.

The other expenses for the Group’s discontinued operations consist primarily of a loss of EUR 117 million on disposal of the Optical Networks business (see Note 6, Disposals).

3.              Restructuring

As at June 30, 2013, a restructuring provision of EUR 532 million is included within provisions (EUR 568 million at December 31, 2012). This provision includes personnel and other restructuring related costs, such as real estate exit costs. The provision is expected to be paid out by the end of 2014.

Unaudited Condensed Interim Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

4.              Segment information

The following table presents the segment information for the Group’s continuing operations for the three-month periods ended:

EURm	Mobile Broadband	Global Services	All other segments	Total segments	Other	Total
June 30, 2013
Net sales	1 281	1 459	1	2 741	17	2 758
Operating profit/(loss) before specific items	112	215	(6)	321	16	337
Operating profit/(loss)% before specific items	8.7%	14.7%	(600.0)%			12.2%
Depreciation and amortization (excluding PPA related charges)	42	14	(1)	55	—	55
PPA related charges	8	4	—	12	—	12
Restructuring charges	53	91	24	168	—	168
June 30, 2012
Net sales	1 425	1 710	98	3 233	—	3 233
Operating loss before specific items	(44)	84	(12)	28	—	28
Operating loss% before specific items	(3.1)%	4.9%	(12.2)%			0.9%
Depreciation and amortization (excluding PPA related charges)	49	17	2	68	0	68
PPA related charges	36	33	2	71	(4)	67
Restructuring charges	30	34	9	73	22	95

The following table presents the segment information for the Group’s continuing operations for the six-month periods ended:

EURm	Mobile Broadband	Global Services	All other segments	Total segments	Other	Total
June 30, 2013
Net sales	2 525	2 882	51	5 458	17	5 475
Operating profit/(loss) before specific items	241	295	(13)	523	16	539
Operating profit/(loss)% before specific items	9.5%	10.2%	(25.5)%			9.8%
Depreciation and amortization (excluding PPA related charges)	84	28	1	113	—	113
PPA related charges	43	36	1	80	—	80
Restructuring charges	62	101	23	186	7	193
June 30, 2012
Net sales	2 642	3 249	204	6 095	—	6 095
Operating loss before specific items	(105)	56	(49)	(98)	—	(98)
Operating loss% before specific items	(4.0)%	1.7%	(24.0)%			(1.6)%
Depreciation and amortization (excluding PPA related charges)	105	35	4	144	—	144
PPA related charges	82	66	4	152	14	166
Restructuring charges	231	335	62	628	215	843

For an analysis of specific items, refer to Note 2, Specific items.

For details on restatement to reflect the retrospective application of IAS 19R, Employee Benefits, refer to Note 9, Pensions, in the first quarter 2013 unaudited condensed interim consolidated financial statements.

Unaudited Condensed Interim Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

The following table presents net sales by geographic area by location of customer for the Group’s continuing operations for the three and six-month periods ended:

EURm	Three-months ended June 30, 2013	Three-months ended June 30, 2012	Six-months ended June 30, 2013	Six-months ended June 30, 2012
Greater China	263	339	483	548
Japan	285	454	678	875
India	150	196	314	376
Asia Pacific	330	350	606	595
Middle East	154	153	306	291
Africa	110	135	214	256
Asia, Middle East and Africa	1 292	1 627	2 601	2 941
East Europe	115	122	210	235
West Europe	422	525	825	1 030
South East Europe	242	303	462	596
Latin America	344	375	633	749
Europe and Latin America	1 123	1 325	2 130	2 610
North America	343	281	744	544
North America	343	281	744	544
Total	2 758	3 233	5 475	6 095

5.              Taxation

In the three and six-month periods ended June 30, 2013, the Group incurred an income tax expense of EUR 85 million and EUR 158 million, respectively, compared to an income tax expense of EUR 9 million and EUR 198 million for the three and six-month periods ended June 30, 2012, respectively. The income tax expense for the six-month period ended June 30, 2012 included a write-off of EUR 135 million of deferred tax assets related to Germany, which was partially offset by a lower tax expense in the three-month period ended June 30, 2012, due to the profit mix across the various jurisdictions where the Group pays income tax. The Group’s tax rate for the three and six-month periods ended June 30, 2013 was affected adversely by the continued non-recognition of a deferred tax asset in connection with losses incurred in Finland, payments of foreign withholding taxes in certain overseas jurisdictions and certain prior year items.

6.              Disposals

On May 6, 2013 the Group concluded the sale of its Optical Networks business to Marlin Equity Partners. The transaction involved the complete Optical Networks product portfolio, services offering and existing customer contracts. The divestment was carried out as part of the implementation of the Group’s strategy to focus on mobile broadband and services. The consideration paid in connection with the disposal amounted to EUR 40 million in cash. A loss on disposal of EUR 117 million was recognized, which was attributable to the derecognition of the assets and liabilities transferred of EUR 77 million and payment of EUR 40 million cash consideration. When the Group disposes of businesses, the gains and losses at the time of disposition are subject to change based on negotiations of final purchase consideration.

Unaudited Condensed Interim Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

The assets and liabilities disposed of were as follows:

EURm	6 May 2013
Non-current assets
Deferred tax assets	11
Current assets
Inventories	80
Accounts receivable, net of allowances for doubtful accounts	19
Total assets disposed of	110
Non-current liabilities
Deferred tax liabilities	7
Current liabilities
Accrued expenses	21
Provisions	5
Total liabilities disposed of	33

The results of the disposal group are included in the consolidated income statement up to the date of disposal.

The result of discontinued operations, involving the Optical Networks business, are as follows for the three and six-month periods ended June 30:

EURm	Three-months ended June 30, 2013	Three-months ended June 30, 2012	Six-months ended June 30, 2013	Six-months ended June 30, 2012
Net sales	23	110	110	195
Cost of sales	(18)	(73)	(72)	(135)
Gross profit	5	37	38	60
Research and development expenses	(6)	(28)	(29)	(55)
Selling and marketing expenses	(4)	(5)	(11)	(12)
Administrative and general expenses	(5)	(4)	(10)	(8)
Other expenses (including loss on disposal)	(118)	—	(123)	—
Loss before tax for discontinued operations	(128)	—	(135)	(15)
Income tax expense	—	(2)	—	(3)
Loss for the period from discontinued operations	(128)	(2)	(135)	(18)

In order to determine the results for the discontinued operations, revenues and costs have been allocated to the business only to the extent that the Group will no longer be entitled to revenues or incur expenses once the business is disposed of.

Net cash flows from discontinued operations are as follows for the three and six-month periods ended June 30:

EURm	Three-months ended June 30, 2013	Three-months ended June 30, 2012	Six-months ended June 30, 2013	Six-months ended June 30, 2012
Operating cash flow	(27)	(54)	(32)	(66)
Investing cash flow	(41)	(4)	(44)	(7)
Financing cash flow	—	—	—	—
Total cash flow	(68)	(58)	(76)	(73)

The financing of the Group is managed on a centralized basis and a such, there are no financing cash flows associated with discontinued operations.

The sale of the Business Support Systems business to Redknee Solutions, Inc. was completed on March 29, 2013. Assets, amounting to EUR 25 million, and liabilities, amounting to EUR 19 million, were disposed of in the three-month period ended June 30, 2013.

Unaudited Condensed Interim Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

Consideration received on the disposal amounted to EUR 4 million in cash. The Business Support Systems business is reported in all other segments in our segment information.

The results of businesses disposed of are included in the consolidated income statement up to the date of disposal. The assets and liabilities disposed of were as follows:

EURm	29 March 2013
Non-current assets
Property, plant and equipment	10
Current assets
Inventories	3
Prepaid expenses and accrued income	12
Total assets disposed of	25
Current liabilities
Accrued expenses	16
Provisions	3
Total liabilities disposed of	19

Unaudited Condensed Interim Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

7.              Loans and borrowings

The following table presents the carrying amounts of the Group’s long-term interest-bearing liabilities, current portion of long-term interest-bearing liabilities and short-term borrowings at:

EURm	June 30, 2013	December 31, 2012
Bond 2018 (EUR 450 million 6.75%)	450	—
Bond 2020 (EUR 350 million 7.125%)	350	—
European Investment Bank: final maturity January 2015	50	50
Nordic Investment Bank: final maturity March 2015	12	35
Finnish pension loan: final maturity October 2015	66	88
Firstrand Bank Limited: maturity March 2015	38	44
Forward Starting Credit Facility term loan: prepaid March 2013	—	600
Differences between Bond nominal and carrying values	(20)	—
Other	4	4
Long-term interest-bearing liabilities	950	821
European Investment Bank	—	100
Nordic Investment Bank	16	45
Finnish pension loan	44	44
Other	2	6
Current portion of long-term interest-bearing liabilities	62	195
Commercial Paper	35	82
Borrowings on committed and uncommitted basis	1	3
Other(1)	25	49
Short-term borrowings	61	134
Total loans and borrowings(2)	1 073	1 150

(1) Includes EUR 25 million (EUR 10 million at December 31, 2012) payable relating to cash held temporarily due to sale of receivable arrangements in China and divestment of the Optical Networks Business, Business Support Systems and the fixed-line broadband access business where we continue to perform services within a contractually defined scope for a specified timeframe. The payables are included in Short-term borrowings in the statement of financial position at June 30, 2013 and have been reclassified from Other financial liabilities to Short-term borrowings for comparability purposes for 2012.

(2) Interest expense for the three and six-month periods ended June 30, 2013 amounted to EUR 25 million and EUR 52 million, respectively (EUR 27 million and EUR 55 million, respectively, for the three and six-month periods ended June 30, 2012).

The majority of the Group’s borrowings listed above are Senior Unsecured and are subject to financial covenants. At June 30, 2013 all financial covenants are satisfied.

In March 2013, the Group issued EUR 450 million of 6.75% Senior Notes due April 2018 and EUR 350 million of 7.125% Senior Notes due April 2020, both at issue price of 100%. The net proceeds of EUR 780 million from the bond issuance were used to prepay the EUR 600 million forward starting term loan and EUR 50 million of the European Investment Bank loan in March 2013 and the remaining proceeds are to be used for general corporate purposes. Nokia Siemens Networks B.V. and Nokia Siemens Networks Oy act as the Guarantors for the Senior Notes.

With the exception of the Senior Notes issuance and scheduled repayments of several loans, loans and borrowings have not materially changed since December 31, 2012 and the EUR 750 million revolving credit facility was undrawn at June 30, 2013. Refer to Note 24, Loans and borrowings, of the 2012 Consolidated Financial Statements.

Unaudited Condensed Interim Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

8.              Fair value of financial instruments

The following table presents the carrying amounts and the fair values of financial instruments by measurement category at June 30, 2013:

	Carrying amounts
EURm	Current available- for-sale financial assets	Non-current available- for-sale financial assets	Financial assets and liabilities at fair value through profit or loss	Loans and receivables measured at amortized cost	Financial liabilities measured at amortized cost	Total carrying amounts	Fair value
Available-for-sale investments(1)		31				31	31
Long-term loans receivable (2)				52		52	50
Accounts receivable				2 796		2 796	2 796
Current portion of long-term loans receivable (3)				47		47	47
Derivative and other current financial assets			118	33		151	151
Fixed income and money-market investments carried at fair value(4)	659					659	659
Total financial assets	659	31	118	2 928	—	3 736	3 734
Long-term interest-bearing liabilities					950	950	989
Current portion of long-term loans payable					62	62	62
Short-term borrowings					61	61	61
Derivative and Other Financial liabilities			9		9	9	9
Accounts payable					1 921	1 921	1 921
Total financial liabilities	—	—	9	—	2 994	3 003	3 042

(1) Includes investments in publicly quoted equity shares and investments carried at fair value of EUR 5 million and EUR 26 million, respectively in 2013.

(2) Includes EUR 31 million relating to customer financing.

(3) Includes EUR 46 million relating to customer financing.

(4) Fixed income and money-market investments include available-for-sale investments, liquid assets of EUR 6 million and available-for-sale investments, cash equivalents of EUR 653 million.

For items not carried at fair value, the following fair value measurement methods are used. The fair value of loan receivables and payables is estimated based on the current market values of similar instruments. The fair value is estimated to be equal to the carrying amount for short-term financial assets and financial liabilities due to limited credit risk and short time to maturity.

Financial assets and liabilities recorded at fair value are categorized based on the amount of observable inputs used to measure their fair value. Three hierarchical levels are based on the increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities, Level 1 being market values and Level 3 requiring the most management judgment. At the end of each reporting period, the Group categorizes its financial assets and liabilities in the appropriate level of the fair value hierarchy.

Unaudited Condensed Interim Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

The following table presents the valuation methods used to determine the fair values of financial instruments carried at fair value at June 30, 2013:

EURm	Instruments with quoted prices in active markets (Level 1)	Valuation technique using observable data (Level 2)	Valuation technique using non- observable data (Level 3)	Total
Fixed income and money-market investments carried at fair value	659	—	—	659
Available-for-sale investments in publicly quoted equity shares	5	—	—	5
Other available-for-sale investments carried at fair value	—	16	10	26
Derivative assets	—	118	—	118
Total financial assets	664	134	10	808
Derivative liabilities	—	9	—	9
Total financial liabilities	—	9	—	9

Level 3 investments mainly include unlisted equities and unlisted funds where fair value is determined based on relevant information such as operating performance, recent transactions and available market data on peer companies. No individual input has a significant impact on the total fair value.

The following table shows a reconciliation of the opening and closing balances of the Level 3 financial assets:

EURm	Other available-for- sale investments carried at fair value
Balance at December 31, 2012	10
Total losses recorded in other comprehensive income	(1)
Purchases	1
Balance at June 30, 2013	10

For 2012 information, refer to Note 16, Fair value of financial instruments, of the 2012 Consolidated Financial Statements.

9.              Commitments and contingencies

For the six-month periods ended: EURm	June 30, 2013	December 31, 2012
Collateral for the Group’s commitments
Assets pledged	2	2
Contingent liabilities on behalf of Group companies
Other guarantees	765	864
Contingent liabilities on behalf of other companies
Other guarantees	136	11
Financing commitments
Customer finance commitments	38	34
Venture fund commitments	9	9

Other guarantees on behalf of other companies represent commercial guarantees issued on behalf of third parties. The increase in volume is mainly due to the transfer of guarantees in connection with the disposal of certain businesses where contractual risks and revenues have been transferred, but some of the commercial guarantees have not yet been re-assigned legally.

Unaudited Condensed Interim Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

At June 30, 2013, the Group has purchase commitments of EUR 781 million (EUR 799 million at December 31, 2012) relating to commitments from service agreements, outsourcing arrangements and inventory purchase obligations, primarily for purchases in 2013 through 2014.

10.       Related party transactions

In China, the Group paid a liability of EUR 172 million to Nokia during the six-month period ended June 30, 2013 which related to the networks business before that business was transferred by Nokia to the Group upon its formation in 2007 and consisted of customer receivables collected by the Group on behalf of Nokia.

During the six-month period ended June 30, 2013, the deposits and loans with Nokia, that were outstanding at December 31, 2012 were settled.

In June 2013, the Group reached a full and final net settlement agreement with Siemens to settle certain customer receivables, including related provisions, that were under legal dispute between Siemens and the customer and a related loan of EUR 32 million from Siemens to the Group. The customer receivables related to the networks business before that business was transferred by Siemens to the Group upon its formation in 2007. On a net basis, the settlement resulted in a payment of EUR 8 million to Siemens.

On July 1, 2013, Nokia and Siemens AG (‘Siemens’) announced that they have entered into a definitive agreement pursuant to which Nokia acquires Siemens’ entire 50% stake in the Group. The acquisition was approved by the Board of Directors of Nokia as well as the Managing and Supervisory Boards of Siemens, and was subject to the customary regulatory approval process. As announced on August 7, 2013, the transaction has been completed. In accordance with this transaction, the Siemens name is being phased out from Nokia Siemens Networks’ company name and branding. The new name and brand is Nokia Solutions and Networks, also referred to as NSN, which will be used also for financial reporting purposes. Nokia Solutions and Networks is wholly owned by Nokia and will continue to be consolidated by Nokia.

With the exception of the above items, there have not been any material changes in the Group’s transactions with its shareholders since December 31, 2012. Refer to Note 32, Related party transactions, in the 2012 Consolidated Financial Statements.

11.       Subsequent events

On July 1, 2013, Nokia and Siemens announced that they entered into a definitive agreement pursuant to which Nokia acquires Siemens’ entire 50% stake in the Group. As announced on August 7, 2013, the transaction has been completed. Refer to Note 10, Related party transactions.

Risks and forward-looking statements

It should be noted that Nokia Solutions and Networks (renamed from Nokia Siemens Networks) and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the timing and expected benefits of our strategies, including expected operational and financial benefits and targets as well as changes in leadership and operational structure; B) the timing of the deliveries of our products and services; C) our ability to innovate, develop, execute and commercialize new technologies, products and services; D) expectations regarding market developments and structural changes; E) expectations and targets regarding our industry growth, market share, prices, net sales and margins of our products and services; F) expectations and targets regarding our operational priorities and results of operations; G) expectations and targets regarding collaboration and partnering arrangements; H) the outcome of pending and threatened litigation, regulatory proceedings or investigations by authorities; I) expectations regarding the successful completion of restructurings, investments, divestments and acquisitions on a timely basis and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, divestments and acquisitions, as well as any expected plans and benefits related to or caused by such transactions; and J) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences, include, but are not limited to: 1) our success in the mobile broadband infrastructure and related services market and our ability to effectively and profitably adapt our business and operations in a timely manner to the increasingly diverse needs of our customers; 2) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 3) our ability to execute effectively and in a timely manner our plan designed to improve our financial performance and market position, increase profitability and to effectively and timely execute related restructuring measures; 4) changes in the level of support we receive from our shareholder; 5) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 6) our ability to timely introduce new competitive products, services, upgrades and technologies; 7) our dependence on a limited number of customers and large, multi-year contracts; 8) our ability to consummate divestments and acquisitions, including obtaining required regulatory approvals, and our ability to successfully carve out divested businesses and to integrate acquired businesses; 9) environmental, health and safety laws and the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 10) local business risks in the countries in which we operate; 11) our liquidity and our ability to meet our working capital requirements and our access to available credit under our credit facilities and other credit lines as well as cash; 12) the success and performance of our suppliers, collaboration partners and customers, including the ability to achieve timely delivery of sufficient quantities of components, sub-assemblies and software; 13) the failure of any of our partners and collaborators to perform as planned or our ability to achieve the necessary collaboration and partnering needed to succeed; 14) failure to efficiently manage our manufacturing, service creation and to ensure that our products and services meet our and our customers’ requirements; 15) rapid changes to existing regulations or technical standards applicable to our products and services; 16) actual or alleged defects or other quality, safety or security issues in our products or services; 17) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 18) complex tax issues as a result of our operations in a number of countries and related additional tax obligations; 19) alleged or actual loss, improper disclosure or leak of any personal or consumer data made available to us or our subcontractors; 20) exchange rate fluctuations, particularly between the euro, which is our reporting currency, and the U.S. dollar, as well as certain other currencies; 21) our ability to protect our products, services and technologies, which we develop or that we license from others, from claims that we have infringed third parties’ intellectual property rights; 22) our ability to obtain or continue unrestricted use on commercially acceptable terms of certain technologies in our products and services; 23) our ability to protect our numerous patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 24) any disruption to information technology systems and networks upon which our operations rely; 25) our ability to retain, motivate, develop and recruit appropriately skilled employees; 26) organized strikes or work stoppages by unionized employees; 27) the unfavorable outcome of litigations; 28) allegations of possible health risks from electromagnetic fields generated by base stations and mobile products and lawsuits related to them, regardless of merit; 29) a potential requirement for further contributions to pension plans; 30) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens may involve and affect the carrier-related assets and employees transferred by Siemens to us; 31) any impairment of our customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to us; 32) the risk factors specified on pages 12-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2012; and 33) the risk factors specified on pages 50-51 of NSN’s 2012 Annual Report. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Neither Nokia nor NSN undertakes any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Enclosures:

NSN press release dated on August 7, 2013: NSN’s new name spells business as usual for mobile broadband powerhouse

NSN press release dated August 8, 2013: NSN* Q2 2013 Press Release

NSN Q2 interim report dated August 8: NSN* Interim Report for Q2 2013 and January-June 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2013			Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal